Watts, Griffis and McOuat
Consulting Geologists and Engineers

April 4, 2007

CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
TSX Toronto Stock Exchange
AMEX, American Stock Exchange

Ladies and Gentlemen:

I, Andrew Harasimowicz, P.Eng., Senior Associate Mining Engineer of Watts, Griffis and McOuat Limited, is one of the Qualified Persons for the technical information compliant with National Instrument 43-101 set out and supporting the report authored by Velasquez Spring and Andrew Harasimowicz and titled "A Technical Review of the Guanacevi Project in Durango State, Mexico for Endeavour Gold Corp." dated March 12, 2004 and amended April 21, 2004, and referred to by Endeavour Silver Corp. (the "Company") in its Annual Information Form dated April 2, 2007 ("AIF").

I hereby consent to the disclosure and reference as set out in the "AIF", and section 4.4 in particular and by cross reference to the Annual Managements Discussion and Analysis For the Year Ended December 31, 2006 dated as of March 30, 2007 (the "MD&A") and by cross reference to the US Securities Exchange Commission Form 40-F Statement for the fiscal Year ended December 31, 2006 ("Form 40F").

Dated this 4th Day of April, 2007.

Sincerely,

Andrew Harasimowicz, P.Eng.
AH/ls

WATTS, GRIFFIS AND McOUAT LIMITED                     Suite 400 • 8 King Street East • Toronto • Canada • M5C 1B5
Tel: (416) 364-6244 • Fax (416) 864-1675 • Email: wgm@wgm.on.ca • Web: www.wgm.on.ca